[ Royce & Associates Letterhead]

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington D.C. 20549-4720

March 15, 2011

          Re: Royce Global Value Trust, Inc. and Royce Value Trust, Inc.

Ladies and Gentlemen:

          On behalf of Royce Global Value Trust, Inc. (“Global Trust”) and Royce Value Trust, Inc. (“Value Trust”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”) is Global Trust’s Registration Statement on Form N-14 (the “Registration Statement”), containing the preliminary combined prospectus/proxy statement and preliminary statement of additional information of Global Trust and Value Trust, and the notice for the special meeting of the stockholders of Value Trust expected to be held in mid to late June 2011 (the “Meeting”). At the Meeting, the stockholders of Value Trust will be asked to approve a proposal to contribute a portion of Value Trust’s assets (which is anticipated to consist largely or exclusively of cash and short-term fixed income instruments) to Global Trust, a newly-organized, diversified, closed-end management investment company, and to distribute to common stockholders of Value Trust, in the form of a dividend, shares of common stock of Global Trust. The contribution of such Value Trust assets to Global Trust and the subsequent distribution of the Global Trust’s shares to Value Trust common stockholders are referred to herein as the “Transaction.”

          Global Trust filed its Form N-8A, Notification of Registration filed pursuant to Section 8(a) of the Investment Company Act of 1940 (the “Investment Company Act”) on March 11, 2011. It will file its Registration Statement on Form N-2 under the Investment Company Act within 90 days of such Form N-8A filing.

          Global Trust and Value Trust expect to file an application for an order from the Commission pursuant to Section 17(b) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, in connection with the Transaction in the near future.

          Since Global Trust and Value Trust would like to send the materials to the stockholders of Value Trust in early May 2011, we would appreciate any comments you have as soon as reasonably practicable.

          Please direct any communications relating the Registration Statement to me at 212-508-4578. Thank you.

Very truly yours,

/s/ John E. Denneen